Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ACQUIRES MAJORITY STAKE IN GERMAN-BASED PINION TO

SPUR THE DEVELOPMENT OF NEW URBAN MOBILITY SOLUTIONS

Valcourt, Quebec, August 5, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) is pleased to announce the acquisition of an 80% stake in Pinion GmbH, a pioneer in gearbox technology based in Denkendorf, Germany. Driven by a passion to shape sustainable mobility, Pinion’s team of over 60 full-time employees designs, develops, assembles, and sells mechanical gearboxes for traditional and electric bicycles. The company’s leading gearboxes are modeled after automobile transmission technology and offer unique cycling dynamics and unparalleled shifting performance.

“Beyond our existing powersports and marine products, we are expanding our addressable market and entering untapped categories such as urban mobility and services,” said José Boisjoli, President and CEO of BRP. “This acquisition is strategic for us as it enables BRP to leverage Pinon’s unique, state-of-the-art technology in order to spur the development of new electric human assisted products. We are pleased to welcome the Pinion team.”

Pinion was founded in 2008 by Christoph Lermen and Michael Schmitz, two automotive engineers. Both Co-Founders and Managing Directors will remain shareholders of Pinion, as will Managing Director and shareholder Thomas Raith. All three leaders will continue to shape the company’s path to success and play a key role in its strategic direction alongside Pinion’s highly skilled employees. Offices will be maintained in Germany.

Christoph Lermen, Co-Founder and Managing Director, Pinion GmbH, added: “BRP’s culture of relentless innovation and focus on R&D mirrors our own. We are proud to join such a respected company and look forward to breaking new ground with them. Together, we will continue providing class-leading Pinion gearbox technology to our 100+ valued bicycle manufacturers while at the same time expanding our offering and developing next-generation drive solutions.”

This announcement follows BRP’s acquisition of Great Wall Motor Austria GmbH, a leading EV R&D centre based in Kottingbrunn, Austria, specializing in e-drive systems and transmissions, solidifying BRP’s expertise in electric powertrain technology for existing product lines and upcoming product introductions.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, the anticipated benefits associated with this acquisition, statements relating to the integration of Pinion GmbH in the Company’s business, and the Company’s plans for existing product lines and upcoming product introductions, the Company’s business and strategic plans, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries: Biliana Necheva Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com